THE PAWS PET COMPANY, INC.
2001 Gateway Place, Suite 410
San Jose, CA 95110

January 10, 2012

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Loan Lauren P. Nguyen
Sonya Bednarowski

Re:	The PAWS Pet Company, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed January 10, 2012
File No. 333-175026

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The PAWS Pet Company, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on January 12, 2012, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The PAWS Pet Company, Inc. By: /s/ Daniel Wiesel Name: Daniel Wiesel Title: Chief Executive Officer